August 22, 2007

Mr. William Friar

Senior Financial Analyst

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.
Form S-1
File No. 333-141572

Dear Mr. Friar:

On behalf of BCSB Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on August 6, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on August 9, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Form S-1

Management’s Discussion and Analysis

Recent Check-Kiting Losses, page 85

Comment 1.

We note your disclosure that you implemented substantially all of the recommendations made by the consultant to reduce the risk of future check-kiting losses. Please describe for us the timing of policy and procedure changes that management considers to be significant or material. In light of this timing, tell us how you considered these changes in evaluating the effectiveness of disclosure controls and procedures as of September 30, 2006 and in making your Form 10-K disclosure that no control enhancements occurred during the year ended September 30, 2006 that have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.

Mr. William Friar

August 22, 2007

Response to Comment 1.

The timing of the procedural changes that addressed the risk of future check-kiting losses occurred within 30 days of the discovery of the loss that was discovered in June 2006. The two significant procedural changes were the cessation of doing business with money service businesses and reducing customers’ access to uncollected funds without a senior employee’s approval. Management did not consider these simple, yet effective, measures to prevent future check-kiting losses to be a material change to the Company’s internal control over financial reporting. Rather, management considered these as procedural or operational changes that did not involve the internal control over financial reporting.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

Comment 2.

We note that BCSB Bankcorp filed its June 30, 2007 Form 10-Q on July 31, 2007 and that this amendment includes a Recent Development discussion and Management’s Discussion and Analysis for the nine-months ended June 30, 2007. In your next amendment, please include BCSB Bankcorp’s updated financial statements. Please correspondingly update your MD&A and pro forma data.

Response to Comment 2.

Updated financial statements and related MD&A disclosure and pro forma data have been provided as of and for the nine months ended June 30, 2007.

Comment 3.

We note your response to comment two of our letter dated June 22, 2007. Please revise your financial statements and footnotes to clearly identify the financial statements and disclosures that are restated. Include a financial statement footnote describing and quantifying the correction of the error, ensuring that you characterize the restatement as a correction of an error.

Response to Comment 3.

The financial statements have been revised to include a footnote that describes the restatement. Please refer to Note 21.

Mr. William Friar

August 22, 2007

Note 19 - Quarterly Financial Data (Unaudited), page F-49

Comment 4.

It appears that you did not restate your quarterly financial data for the quarters of the fiscal year ended September 30, 2005 although we note that this data was restated in the BCSB Bankcorp Form 10-K/A filed July 16, 2007. Please revise your disclosure accordingly.

Response to Comment 4.

The quarterly financial data has been updated to reflect the restatement.

BCSB Bankcorp, Inc. Form 10-K/A for the Fiscal Year Ended September 30, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

Comment 5.

We note the report from Stegman and Company refers to Note 21 for which its opinion date is July 3, 2007. Please tell us how you obtained an audit opinion of the restatement adjustments prior to the company filing its Item 4.02 Form 8-K on July 5, 2007 announcing the restatement and non-reliance on certain prior period financial statements. Alternatively, please file an amended Form 10-K to include an appropriately dated report from Stegman and Company.

Response to Comment 5.

The ultimate decision to restate the financial statements was made by the audit committee. The audit committee met on July 3, 2007 along with the Company’s independent registered public accounting firm, Stegman & Company, and the Company’s Chief Executive Officer and Treasurer. Prior to the July 3, 2007, Stegman & Company had completed its audit procedures regarding the restated amounts and was awaiting the audit committee’s decision whether to go forward with the restatement. The decision to restate the financial statements was made on July 3, 2007 and the Form 8-K regarding Item 4.02 was filed on July 5, 2007. Accordingly, Stegman & Company believes that the July 3, 2007 audit opinion date is appropriate.

Mr. William Friar

August 22, 2007

BCSB Bankcorp, Inc. Form 10-Q for the Quarterly Period Ended June 30, 2007

Consolidated Statements of Cash Flows, page 5

Comment 6.

We note that you report $45.2 million of proceeds from sale of loans as operating activities cash flows. Please confirm to us that these were loans that were originated with the intent to resell. Alternatively, please revise your statements of cash flows to present these cash flows as cash flows from investing activities. Refer to paragraph 9 of SFAS 102.

Response to Comment 6.

The $45.2 million of proceeds from sale of loans has been reclassified as investing activities as these loans were not initially originated with the intent to sell. A Form 10-Q/A will be filed shortly to reflect the reclassification.

If you have any questions or further comments, please contact the undersigned or Gary R. Bronstein at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport

Joel E. Rappoport

Enclosures

cc:	Ms. Joyce Sweeney
Mr. Don Walker
David Lyon, Esq.
Securities and Exchange Commission
Joseph J. Bouffard, President and Chief Executive Officer

    BCSB Bancorp, Inc.

Mr. Conor Quinn

    Stegman & Company

Gary R. Bronstein, Esq.

Muldoon Murphy & Aguggia, LLP